EXHIBIT 7

STORAGE TRUST
2407 RANGELINE
P.O. BOX 459
COLUMBIA, MO 65205
573-499-4799
FAX 573-442-5554
E-MAIL WWW.STORAGETRUST.COM
NYSE SYMBOL SEA

September 4, 1998

Public Storage, Inc.
701 Western Avenue, Suite 200
Glendale, California 91201-2397

Attention: B. Wayne Hughes
           Chairman and Chief Executive Officer

Ladies and Gentlemen:

     On behalf of the Board of Trustees of Storage Trust Realty (the "Company"), I would like to thank you for your continued interest in the Company. Your interest further confirms our belief in the unique value inherent in the Company and what the Company has accomplished over the years. As I indicated to you in our meeting on August 18, 1998 and was further confirmed in the various subsequent discussions, including the meeting between our respective chief financial officers on August 26, 1998, we remain interested in discussing Public Storage, Inc.'s ("Public Storage") interest in the Company. The Company would like to continue those conversations and stands ready to provide you with additional information you may require to enable Public Storage to provide greater specificity about any proposed transaction. We would like to schedule a meeting with you early next week as your schedule permits. Please contact us to arrange such a meeting. While your indication of interest does include a price and indicates your willingness to utilize cash, Public Storage common stock, or some combination thereof, as the consideration to our shareholders, it does not address many issues that the Board of Trustees regards as relevant to the current situation and material to its decision process. Specifically, the following information would be most helpful:

     *  the proposed structure of the transaction;

     * the consideration to be used and sources of funding of any cash portion thereof;

     *  any material terms and conditions of your proposal;

     *  timing of the proposed transaction;

     *  opportunities for employees; and

     *  any further due diligence requirements.

     While the Company remains interested in discussing a possible transaction with Public Storage and is willing to commit resources in order to explore such possibilities, you should be aware that the Company has been approached by other parties and is in receipt of alternative proposals that the Board of Trustees may conclude are in the best interests of the Company and its shareholders. The Board of Trustees would like the opportunity to continue its discussions with Public Storage and hopes that you will quickly be in a position to present our Board of Trustees with a more definitive and specific proposal to consider.

                                        Sincerely,

                                         /S/ DANIEL C. STATON

                                        Daniel C. Staton, Chairman